

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 17, 2009

<u>Via U.S. Mail</u>

Michael T. Dan
Chairman and Chief Executive Officer
The Brink's Company
P.O. Box 18100
1801 Bayberry Court
Richmond, Virginia 23226

      Re: The Brink's Company
              Form 10-K
              Filed: March 2, 2009
              File No. 001-09148

Dear Mr. Dan:

      We have completed our review of your Form 10-K for the fiscal year ended December 31, 2009 and have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314.

                       Sincerely,

                       Daniel Morris
                       Attorney-Advisor